

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 7, 2016

<u>Via E-Mail</u>
Mr. Olukayode Jinadu
President, Chief Executive Officer, Director, and Chief Investment Strategist
Bofat Investment, Inc.
6740 Greenbriar Curve
Shakopee, MN 55379

      Re: **Bofat Investment, Inc.**
               Offering Statement on Form 1-A
               Filed October 11, 2016
               File No. 24-10622

Dear Mr. Jinadu:

      We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

      We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

<u>General</u>

1. Notwithstanding your assertion on page 11 and elsewhere that you are not an investment company under the Investment Company Act of 1940, several disclosures suggest that you are holding yourself out as being an investment company. For example, we note

disclosure on page 21 that "The company is engaged in the analysis and capital allocation of investments in undervalued projects and projects opportunities in frontier markets," disclosure on page 26 that you intend to invest in a number of private equity types in emerging frontier markets over the next 12 months, and disclosure on page 40 that revenue is derived from capital gain and dividends from your holdings in frontier market private and non-private equity positions.

Please note that companies that are required to be registered under the Investment Company Act of 1940 are not eligible to conduct offerings in reliance on Regulation A. Please see Rule 251(b)(4) of Regulation A. As such, please withdraw your Form 1-A, or provide us with a detailed legal analysis as to why you are not required to register under the Investment Company Act of 1940, and respond to our additional comments below.

Part I

Issuer Information

2. The EDGAR system indicates that your primary standard industrial classification or SIC code is Investors, NEC which is SIC code no. 6799. Please revise.

Part II

Balance Sheet, Page 36

3. Your balance sheet as of September 30, 2016 does not currently balance. Please revise your presentation so that total assets equal total liabilities and total stockholders' equity. It appears that certain elements of your stockholders equity section are not reflected. We also note disclosures in you related party footnote that Mr. Olukayode Jinadu contributed capital of $31,500 on May 2, 2016. Please tell us if the $1,500 for the issuance of common stock is reflected in that amount.

Statement of Operations, Page 37

4. It appears that your net loss per share for the period ended September 30, 2016 was not calculated correctly. Please advise or revise.

Statement of Stockholders' Deficit, Page 38

5. Please revise additional paid in capital and accumulated deficit amounts to arrive at the correct ending balance of total stockholders' deficit for the period ended September 30, 2016.

Statement of Cash Flows, Page 39

6. Your cash flow statement for the period ended September 30, 2016 does not mathematically add up as there appears to be an error within the cash flows from financing activities section. Please advise or revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Mr. Andy Altahawi
        205 Chubb Avenue
        Lyndhurst, NJ 07071